

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 18, 2008

By facsimile to (201) 265-6069 and U.S. Mail

Mr. Clinton R. Mytych
Chief Executive Officer
Eternal Image, Inc.
28800 Orchard Lake Road, Suite 130
Farmington Hills, MI 48334

Re: Eternal Image, Inc.
       Pre-effective Amendment 7 to Registration Statement on Form S-1
       Filed December 17, 2008
       File No. 333-148695

Dear Mr. Mytych:

We reviewed the filing and have the accounting comments below.

Statement of Operations, page 22

1.   From the presentation of depreciation and amortization on your Statements of Operations and Cash Flows it appears you have not appropriately allocated a portion of depreciation to cost of goods sold. Although this change does not impact your net loss, it would impact your gross margins for all periods presented, which may be a measure investors refer to when making investing decisions. Please revise your filing to allocate a portion of depreciation to cost of sales and inventory, as appropriate, to properly report the gross margins associated with the sale of your products. To the extent you must revise your financial statements to make this allocation, we would expect a discussion of this matter to be included in your Note 12 disclosure, with an appropriate dual dated audit report.

Statement of Cash Flows, page 24

2.   With regard to the loss on common stock conversion in operating activities on the face of your cash flow statement, please revise to provide a more appropriate description for this line item. In this regard, the current description may confuse a reader since this change is

       attributed to the amortization of the beneficial conversion feature on the convertible note payable. This revision should be made to your statement of cash flows and footnote 12.

Note 4 – Long-term debt, page 32

3.   Please revise your disclosure to include all material terms of the convertible note payable to Atlantic Resources, such as the issuance date and conversion rate.

Note 12 – Restatement of Historical Statements, page 41

4.   Please revise your footnote disclosure to present the previously reported and as restated amounts for net loss. Your current format of SFAS 154 disclosures may confuse an investor as you are only presenting certain line items from each financial statement that was impacted by your restatement. Please revise to provide full financial statements along with the amount and detailed description of the changes to each line item as a result of your restatement.

General

5.   We note you present separate line items for accumulated deficit during development stage and accumulated deficit. In future filings we remind you that once you exit the development stage, you should only present one line item for accumulated deficit for all periods presented. The financial statements for the first fiscal year in which an enterprise is no longer considered to be in the development stage should disclose that in prior years it had been in the development stage. If financial statements for prior years are presented for comparative purposes, the cumulative amounts and other additional disclosures required by paragraphs 11–12 of SFAS 7 need not be shown. Refer to paragraph 13 of SFAS 7 for guidance.

Closing

       As appropriate, please amend your filing in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and response to our comment.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of each pending registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions about comments on the financial statements and related matters to Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Melissa N. Rocha, Staff Accountant, at (202) 551-3854. You may direct questions on other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Thomas E. Boccieri, Esq.
        561 Schaefer Avenue
        Oradell, NJ 07649-2517